Mail Stop 0407

      							March 28, 2005

Via U.S. Mail and Fax
Mr. Gary L. Cook
Chief Financial Officer
Cognigen Networks, Inc.
6405 218th Street SW, Suite 305
Mountlake Terrace, WA 98043

	RE:	Cognigen Networks, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
		Filed September 23, 2004

Form 10-QSB for the quarter ended December 31, 2004
		File No. 000-11730

Dear Mr. Cook:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended June 30, 2004

Consolidated Statements of Operations

1. It is not appropriate to include a subtotal prior to presenting the captions "Loss provision for sale of CST" and "Loss provision for termination of Intandem Funding Agreement." Please revise to remove this subtotal and present all operating expenses together.

Note 1 - Description of Business and Summary of Significant
Accounting Policies

	Revenue Recognition

2. In order to help us understand your revenue recognition policy and your income statement presentation, supplementally provide us with, and disclose a more detailed description of your business. For example, describe the nature of your "proprietary products and services." Do you serve as a reseller of these products and services or do you provide the services? In addition, explain what you mean by your statement in MD&A that you are "now selling multiple branded products and services whereby the customer and account are owned by us." Why does this strategy provide you with five to seven times as much revenue compared to commission revenue you receive from vendors?
How does this strategy and your involvement in these transactions differ from the resale of services and products of outside vendors?

3. For each source of revenue, clarify for us whether you report this revenue gross as a principal versus net as an agent. Tell us how you analyzed the guidance in EITF 99-19 in making this determination for each source of revenue. In addition, explain for us the nature and composition of each of the following operating expense line items from your statement of operations: "Commissions: Marketing," "Commissions: Telecommunications," and "Telecommunications." How do each of these line items relate to each of your sources of revenue?
Are these costs intended to be presented as your direct cost of revenues?

4. You disclose that calling card and pin revenue is recorded when the calling cards and pins are shipped. Tell us what you mean by "pin revenue." Explain to us why you consider it appropriate to recognize this revenue at the point of shipment rather than as the phone time is used. In addition, tell us why this policy differs from your policy of recording long distance phone service revenue and prepaid long distance phone service revenue as the services are rendered and the minutes are used. Reference all pertinent accounting literature in your response.


Note 5 - Acquisition of Intandem

5. It is unclear to us how you accounted for your transactions with
Intandem.  Please address the following items:

* Tell us why you did not apply purchase accounting and explain your consideration of the guidance of SFAS 141 in accounting for the acquisition of Intandem. In addition, provide us with a detailed account of the consideration given and the consideration received from this transaction.
* Tell us why you wrote off the amount funded to Intandem, including amounts not yet paid. In this regard, we note that you had "questions of recoverability of this amount and remaining commitments." Clarify for us how you expect to recover these amounts? Do you currently own 100% of the outstanding stock of Intandem?
* Clarify for us whether you are consolidating the operations of Intandem.
* Tell us your consideration of whether you were required to file a
Form 8-K reporting the acquisition and presenting separate financial statements of Intandem and pro forma financial information, pursuant to Item 310(c) and 310(d) of Regulation S-B.

Note 7 - Income Taxes

6. We note that you had income before taxes in FY 2003, the 1st and
2nd quarters of FY 2005, and excluding the loss provisions for the sale of CST and the termination of the Intandem Funding Agreement, also in FY 2004. Given this recent history of profitability, explain to us how you applied the guidance in SFAS 109 in determining that it was appropriate to have a full valuation allowance recorded on your deferred tax asset related to your net operating loss carryforwards.

Note 8 - Stockholders` Equity (Deficit)

	Stock Redemption Agreement

7. We refer to your statement "Deferred commissions payable will be paid out based upon future commissions earned as defined in the agreement." Will the liability be paid from the cash flow generated from the Company`s future commission revenue? If so, explain to us why these payments would otherwise be recorded as an expense, as you indicate within the last two sentences of this paragraph. You may wish to provide example journal entries to illustrate your accounting treatment.

Item 12 - Certain Relationships and Related Transactions

8. Within Item 12 of your 10-KSB/A filed on January 18, 2005, you disclose transactions that appear to constitute related party transactions as defined by paragraph 1 of SFAS 57. If true, please revise your financial statements to include the required disclosures of paragraphs 2-4 of SFAS 57.

Part II, Item 8A. Controls and Procedures

9. Since your Form 10-KSB was filed after August 14, 2003, your certifying officers must evaluate your disclosure controls and procedures as of the end of the period covered by the report, rather than as of a date "within the 90 days prior to the filing of this report." Please revise to disclose, if true, that your certifying officers concluded your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-KSB.

10. We note your disclosure that management expects that your disclosure controls can provide only "reasonable assurance" that the objectives of the controls system are met. Please revise your Form
10-KSB to disclose, if true, that your certifying officers concluded that your disclosure controls and procedures were effective in reaching that level of reasonable assurance. In the alternative, remove the sentence regarding the level of assurance of your disclosure controls and procedures, and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures were effective. Please refer to section II.F.4 of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm.

11. You have not disclosed in your Form 10-KSB your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Furthermore, it is not clear whether, in making their conclusions in each of your Form 10-KSB and two subsequent Forms 10-QSB, your certifying officers considered all information described in the definition of disclosure controls and procedures in
Exchange Act Rule 13a-15(e). Please disclose whether your certifying officers concluded, as of the end of the period covered by each report, that your disclosure controls and procedures were effective at the reasonable assurance level in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Also disclose whether your certifying officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Alternatively, you may simply disclose, if true, that your certifying officers concluded that, as of the end of the period covered by each report, your disclosure controls and procedures were effective.

12. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. With respect to your
Form 10-KSB, please confirm to us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please provide similar confirmations to us regarding your subsequent Forms 10-QSB for the fiscal quarters ended
September 30 and December 31, 2004.

13. We note your statements that, in the course of preparing for your year-end audit, your auditors "identified potential deficiencies within [y]our internal control framework which have the potential to result in a material control weakness" and that you have been "analyzing these potential control deficiencies and the actions needed, if any, to address [them]." With a view to disclosure, tell us whether you have determined the deficiencies were significant deficiencies that, individually or in the aggregate, constituted material weaknesses in your internal control over financial reporting. If the deficiencies constituted material weaknesses, tell us what the weaknesses were, when they existed, and the bases for your certifying officer`s conclusions about the effectiveness of your disclosure controls and procedures in light of the material weaknesses. Please see Question 11 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http://www.sec.gov/info/accountants/controlfaq1004.htm.

Exhibits 31.1 and 31.2

14. Paragraph 5(a) of your officers` certifications states that your certifying officers have disclosed to the auditors and the audit committee "all significant deficiencies in the material weaknesses"
(emphasis added). The certifications should have stated, if true, that your certifying officers have disclosed to the auditors and the audit committee "all significant deficiencies and material weaknesses" (emphasis added). Please amend your Form 10-KSB and Forms 10-QSB to provide Rule 13a-14(a) certifications that conform exactly to the form provided in Item 601(b)(31) of Regulation S-B. Please note that you must amend your Form 10-KSB and Forms 10-QSB in their entirety when you provide your new certifications.


Form 10-QSB for the quarter ended December 31, 2004

Note 6 - Stockholders` Deficit

15. Explain for us your statement that you have not accrued for dividends on the balance sheet for the Preferred Stock. This statement appears inconsistent with your financial statements, which reflect preferred dividends of $20,000 for the six months ended December 31, 2004.

Item 3.  Controls and Procedures

16. We note your statement that your Chief Financial Officer is the sole individual that oversees your accounting and general internal control process and your suggestion that "this situation could potentially result in a material control weakness." Tell us whether and how you have determined the situation is a material weakness for purposes of Item 308 of Regulation S-B, how long the material weakness has existed, and the bases for your certifying officers` conclusions about the effectiveness of your disclosure controls and procedures in light of the material weakness.

17. Given the amount of time that has elapsed since your auditors identified potential deficiencies that could result in material control weaknesses, please elaborate on how you have analyzed these potential control deficiencies and what steps you have taken and intend to take to address these potential deficiencies.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and Forms 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Melissa Hauber, Senior Staff Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Gary L. Cook
Cognigen Networks, Inc.
March 28, 2005
Page 7